UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           Artesyn Technologies, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   043127109
                                (CUSIP Number)

                               December 31, 2005
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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|CUSIP No. 043127109 				        Page 2 of 10 Pages|
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|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |      Copper Beech Capital Advisors LLC                               |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]  |
|  |                                                             (b) [X]  |
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|3 |SEC USE ONLY                                                          |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           Delaware                                                   |
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|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           -0-                        |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           1,652,614 shares           |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           -0-                        |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           1,652,614 shares           |
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|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           1,652,614 shares                                           |
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|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|    [ ]								  |
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|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |                                                                      |
|  |           4.1%                                                       |
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|12|TYPE OF REPORTING PERSON*                                             |
|  |           OO                                                         |
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
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|CUSIP No. 043127109 				        Page 3 of 10 Pages|
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|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |           Copper Beech Capital Management, Inc.                      |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]  |
|  |                                                             (b) [X]  |
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|3 |SEC USE ONLY                                                          |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           United States                                              |
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|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           -0-                        |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           1,743,419 shares           |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           -0-                        |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           1,743,419 shares           |
---------------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           1,743,419 shares                                           |
---------------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|    [ ]								  |
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|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |                                                                      |
|  |           4.4%                                                       |
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|12|TYPE OF REPORTING PERSON*                                             |
|  |           CO                                                         |
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
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|CUSIP No. 043127109 				        Page 4 of 10 Pages|
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|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |           Frank R. DeSantis, Jr.                                     |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]  |
|  |                                                             (b) [X]  |
---------------------------------------------------------------------------
|3 |SEC USE ONLY                                                          |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           United States                                              |
---------------------------------------------------------------------------
|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           -0-                        |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           3,396,033 shares           |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           -0-                        |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           3,396,033 shares           |
---------------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           3,396,033 shares                                           |
---------------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|    [ ]								  |
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|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |              8.5%                                                    |
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|12|TYPE OF REPORTING PERSON*                                             |
|  |           IN                                                         |
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
Item 1(a).   Name of Issuer:

             Artesyn Technologies, Inc. (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices:

		7900 Glades Road
		Suite 500
		Boca Raton, FL  33434-4105


Items 2(a)    Name and Principal Business Address of Person Filing:
and 2(b).

This Schedule is being jointly filed by:

 	(i) Copper Beech Capital Advisors LLC ("Advisors"), a Delaware limited liability company which acts as general partner to two private investment partnerships (the "Partnerships"), with respect to the shares held by the Partnerships;

        (ii) Copper Beech Capital Management, Inc. ("Management"), a Delaware corporation which acts as investment advisor to an offshore investment fund (the "Fund") and an institutional managed account (the "Managed Account"), with respect to the shares held by the Fund and the Managed Account; and

        (iii)Frank R. DeSantis, Jr. managing member of Advisors and President of Management, with respect to all of the reported shares.


The principal business address of each reporting person is 535 Madison Avenue, 6th Floor, New York, New York 10022.

Item 2(c).   Citizenship:

               (i)      Advisors is a Delaware limited liability company;
               (ii)     Management is a Delaware corporation; and
               (iii)    Mr. DeSantis is a United States citizen.


Item 2(d).   Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e).   CUSIP Number:

             043127109

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
       	  (c), check whether the person filing is a:

     (a) [   ]  Broker or Dealer registered under section 15 of the
		Act,
     (b) [   ]  Bank as defined in section 3(a)(6) of the Act,
     (c) [   ]  Insurance Company as defined in section 3(a)(19) of
		the Act,
     (d) [   ]  Investment Company registered under Section 8 of theInvestment
            	Company Act of 1940,
     (e) [   ] An investment adviser in accordance with *240.13d-
            	1(b)(1)(ii)(E),
     (f) [   ]  An employee benefit plan or endowment fund in
           	accordance with *240.13d-1(b)(1)(ii)(F),
     (g) [   ]  A parent holding company or control person in  accordance with
           	*240.13d-1(b)(1)(ii)(G),
     (h) [   ]  A savings association as defined in Section 3(b) of the Federal
           	Deposit Insurance Act,
     (i) [   ]  A church plan that is excluded from the definition ofan
           	investment company under section 3(c)(14) of the
           	Investment Company Act of 1940,
     (j) [   ]  A group, in accordance with *13d-1(b)(1)(ii)(J).


Item 4:        Ownership:

               The following states the beneficial ownership of the reporting persons as of December 31, 2005. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Partnerships, the Fund, and the Managed Account, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Advisors, in its capacity as general partner to the Partnerships; (iii) indirectly by Management, in its capacity as investment advisor to the Fund and the Managed Account; and (iv) indirectly by Mr. DeSantis, who, as principal of Advisors and Management, has the power to direct the vote or disposition of such securities.

     ADVISORS:

     (a)  Amount beneficially owned: 1,652,614 shares

     (b)  Percent of class: 4.1%.

     (c)  Number of shares as to which such person has:
          (i)      Sole power to vote or direct the vote: None
          (ii)     Shared power to vote or direct the vote:
		   1,652,614
          (iii)    Sole power to dispose or direct the disposition: None
          (iv)     Shared power to dispose or direct the disposition:
		   1,652,614

     MANAGEMENT:

     (a)  Amount beneficially owned:  1,743,419 shares

     (b)  Percent of class: 4.4%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote: None
           (ii) Shared power to vote or to direct the vote:
		1,743,419 shares
           (iii)Sole power to dispose or to direct the disposition of: None
           (iv) Shared power to dispose or to direct the disposition of:
                1,743,419 shares

     DESANTIS:

     (a)  Amount beneficially owned:  3,396,033 shares

     (b)  Percent of class:  8.5%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote: None
           (ii) Shared power to vote or to direct the vote:
		3,396,033 shares
           (iii)Sole power to dispose or to direct the disposition of: None
           (iv) Shared power to dispose or to direct the disposition of:
                3,396,033 shares

Item 5.  Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

           By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best  of  my  (our) knowledge and belief, I
(we) certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006

  				    COPPER BEECH CAPITAL ADVISORS LLC

				    /s/ Frank R. DeSantis, Jr.
				    --------------------------------
  				    By: Frank R. DeSantis, Jr.
  				    Title:  Managing Member


                                     COPPER BEECH CAPITAL MANAGEMENT, INC.

                                     /s/ Frank R. DeSantis, Jr.
                                     ----------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          President


				     /s/ Frank R. DeSantis, Jr.
				     ---------------------------------
    				     Frank R. DeSantis, Jr., an individual

                            Joint Filing Agreement

Copper Beech Capital Advisors, LLC, a Delaware limited liability company, Copper Beech Capital Management, Inc., a Delaware corporation and Frank R. DeSantis, Jr., an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 14, 2006


  				    COPPER BEECH CAPITAL ADVISORS LLC

				    /s/ Frank R. DeSantis, Jr.
				    --------------------------------
  				    By: Frank R. DeSantis, Jr.
  				    Title:  Managing Member


                                     COPPER BEECH CAPITAL MANAGEMENT, INC.

                                     /s/ Frank R. DeSantis, Jr.
                                     ----------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          President


				     /s/ Frank R. DeSantis, Jr.
				     ---------------------------------
    				     Frank R. DeSantis, Jr., an individual